FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

September 30, 2015

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: September 30, 2015	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

IR Contact:

Iris Wu, Manager irissh_wu@aseglobal.com Tel: +886.2.6636.5678 http://www.aseglobal.com

ASE ’s Response to SPIL’s Letter to Shareholders

Taipei, Taiwan, R.O.C., September 30, 2015 – Advanced Semiconductor Engineering, Inc. (TAIEX stock code: 2311, NYSE: ASX) (the “Company” and “ASE”) would like to make the following comments in response to a letter from Siliconware Precision Industries Co., Ltd. (“SPIL”) to its shareholders dated September 28, 2015 (the “SPIL Shareholder Letter”):

1.	Was it necessary for SPIL’s Board of Directors to propose to amend its Articles of Incorporation to significantly increase its authorized capital to 5 billion shares when there will already be ample headroom if SPIL increases its authorized capital from 3.6 billion shares to approximately 4.2 billion shares to effect the proposed share exchange (“Hon Hai Share Exchange”) with Hon Hai Precision Industry Co., Ltd. (“Hon Hai”) and provide for the conversion of its overseas convertible bonds issued in 2014?

SPIL’s management in the SPIL Shareholder Letter claims that it intends to seek shareholders’ prior approval to comply with the requirements under Article 185 of the Republic of China Company Act (the “ROC Company Act”) for future “material transactions” (as defined therein) and for “most of the merger and acquisition transactions” defined under the Republic of China Enterprise Mergers and Acquisitions Act that it may enter into. However, in the exact same SPIL Shareholder Letter, SPIL reiterates in the first paragraph that the Hon Hai Share Exchange will be effectuated in accordance with Article 156, paragraph 8 of the ROC Company Act. If the extraordinary shareholders’ meeting approves the increase of SPIL’s authorized capital to 5 billion shares and SPIL’s Board of Directors does not provide a written commitment to all shareholders that it will not issue new shares pursuant to Article 156, paragraph 8 of the ROC Company Act, SPIL’s Board of Directors may, without first obtaining approval from shareholders at a shareholders’ meeting, issue up to approximately 800 million additional shares to other companies. If such further issuances occur under Article 156, paragraph 8 of the ROC Company Act, not only are SPIL shareholders prevented from exercising their voting rights to vote against such extremely dilutive proposals, but SPIL shareholders and employees are also precluded from subscribing for new shares in such issuances.

Will SPIL’s Board of Directors be willing to provide a written commitment, to all SPIL shareholders that before depriving them and SPIL’s employees of their rights, SPIL will first obtain shareholders’ approval before issuing new shares pursuant to Article 156, paragraph 8 of the ROC Company Act? Such a commitment is necessary to ensure that the rights and interests of all SPIL shareholders’ are protected.

2.	If SPIL’s Board of Directors truly values and respects shareholders’ views, instead of asking for a free hand to issue up to an additional 800 million shares, it should have only asked for an additional 4.2 billion shares for its authorized share capital increase and seek specific approval from shareholders each time it plans to issue new shares. Seeking such massive headroom may be used as a maneuver to provide incumbent management a means to entrench themselves and continuously control SPIL’s Board.

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If the proposed 5 billion shares are fully issued, SPIL’s Board of Directors may decide to issue the new shares through share swaps with other companies (including Hon Hai) up to approximately 52.56% of the issued and outstanding share capital of SPIL. In other words, SPIL’s Board of Directors may use these additional shares in other dilutive share swap schemes similar to the Hon Hai Share Exchange, and, together with the approximately 15% stake purportedly controlled by management, SPIL’s management could, with those allied companies, control up to approximately 47.02% of SPIL (calculation formula: [(3,116,361,139 x 15%) + (5,000,000,000 – 3,116,361,139)] / 5,000,000,000 = 47.02%). If such is the case, it would seriously jeopardize the ability for SPIL’s shareholders to supervise and monitor SPIL’s Board of Directors at shareholders’ meetings.

3.	In the first paragraph of the SPIL Shareholder Letter, SPIL stated that it signed a Strategic Alliance and Share Exchange Agreement with Hon Hai on September 15, 2015. However, as of today, SPIL’s management has yet to fully disclose the content of the Strategic Alliance and Share Exchange Agreement. If SPIL completes the issuance of 840.6 million new shares to Hon Hai, all SPIL shareholders’ holdings (including dividends per share) will immediately be subject to significantly dilution. Given the immediate dilutive effect, how can SPIL’s Board of Directors possibly live up to its long-term commitment to all SPIL shareholders?

Setting aside the questions of the fairness and the necessity of SPIL Board of Directors’ hasty decision on August 28, 2015 to propose the amendment of its Articles of Incorporation to allow for the issuance of 840.6 million shares to Hon Hai at a deep discount, SPIL’s Board of Directors is still unable to deny the fact that after the Hon Hai Share Exchange, SPIL shareholders’ shareholding will be significantly diluted (resulting in approximately 12% EPS dilution in 2016). According to the SPIL Shareholder Letter, the strategic alliance with Hon Hai will only begin providing SPIL significant revenue and profit contribution starting from 2017, as SPIL only expects to capture a significant market share in the SiP market in 2018. Furthermore, while these self-claimed value propositions may only be tested for viability after SPIL fully discloses the full text of the Strategic Alliance and Share Exchange Agreement, it is inevitable that SPIL shareholders will suffer from the extremely destructive results from SPIL’s issuance of a large quantity of shares to Hon Hai under the Hon Hai Share Exchange. In light of the above, how can SPIL’s management possibly fulfill its long-term commitment to all SPIL shareholders as stated in the SPIL Shareholder Letter? How will SPIL’s Board of Directors be held accountable should it fail to fulfill its obligations towards all SPIL shareholders in the future?

If you held SPIL’s shares on September 15, 2015, we again urge you to consider the reasons listed above and attend the EGM scheduled to be held on October 15, 2015 to exercise your shareholder rights and vote “AGAINST” the “Amendment to the Articles of Incorporation” (to approve the increase in authorized share capital) and the “Amendment to the Procedures for Acquisition and Disposition Procedures”.

Advanced Semiconductor Engineering, Inc.

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Safe Harbor Notice:

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent global economic crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2014 Annual Report on Form 20-F filed on March 18, 2015.

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